March 30, 2010

Via Edgar

Christian Windsor

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Washington Federal, Inc.

Form 10-K for September 30, 2009

File Number 0-25454

Dear Mr. Windsor:

We have received your letter dated March 2, 2010 and provide below the responses of Washington Federal, Inc. (“Company” or “Washington Federal”) to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (“Commission”). In addition to these responses, Washington Federal will provide additional information in future filings with the Commission as requested in your letter.

For your reference, we have included the Commission’s comments and the Company’s responses thereto.

Form 10-K for the Fiscal Year Ended September 30, 2009

Exhibit 13-Annual Report 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations Asset Quality and Allowance for Loan Losses, Pages 6-7

1.	We note that the amount of impaired loans without an allowance increased 496% from $35,784 at September 30, 2008 to $213,274 at September 30, 2009 and then increased 33% to $283,087 at 12/31/09. The general allowance related to these loans increased modestly to 5.6% from $56,303 at September 30, 2008 to $59,461 at September 30, 2009 and then increased 26% to $75,152 at December 31, 2009. Tell us and revise future filings to discuss the reasons why your general allowance as a percentage of the total allowance has declined and specifically why your general allowance related to these loans has not proportionally followed the levels of your impaired loans without an allowance. If you have a significant amount of loans measured for impairment based on the collateral value, please disclose the following:

•	How and when updated third party appraisals are obtained and how this impacts the amount and timing of recording the loan loss provision and charge-offs;

•	Whether you make any adjustments to the appraisals and why;

•	Type of appraisals, such as “retail value” or “as is value”;

•

How partially charged-off loans measured for impairment based on the collateral value are classified and accounted for subsequent to receiving an updated appraisal. For example, disclose whether the loans are returned to performing status or whether they remain as nonperforming;

•	Typical timing surrounding the recognition of a loan as nonaccrual and recording of any provision or charge-off;

•	Procedures performed between receipt of updated appraisals to ensure impairment of loans measured for impairment based on collateral value are measured appropriately;

•	How you determine the amount to charge-off; and

•

In the event external appraisals are not used to determine the fair value of the underlying collateral or where the appraisal has not been updated, discuss your processes and procedures for estimating the value of the collateral for those loans.

Provide us with your proposed disclosures.

Washington Federal’s response:

The following table shows a summary of impaired loans and the allowance for loan losses:

	9/30/2008	9/30/2009	12/31/2009
General Allowance	56,162	59,461	75,152
Specific Allowance	28,896	107,375	115,397

	85,058	166,836	190,549
Gross Loans	9,912,672	9,387,539	9,269,280
Total Impaired Loans	134,438	531,817	588,829
Impaired Loans with Spec. Reserve	98,654	318,543	305,742
Impaired Loans excluded from Specific Reserves per ASC 310 and included in the General Reserve	—	112,089	179,557
Impaired loans without a Specific Reserve or General Reserve per ASC 310-10-35-35	35,784	101,185	103,530
Loans subject to ASC 450 Reserve (Non-Impaired Loans and Impaired loans excluded per ASC 310)	9,778,234	8,967,811	8,860,008
General Reserve as % of loans not evaluated under ASC 310	0.57%	0.66%	0.85%

Total impaired loans are separated into three categories, 1) impaired loans with specific reserves, 2) impaired loans excluded per ASC 310 (these are generally homogeneous single-family residential (“SFR”) loans that have been modified) and 3) impaired loans that have been evaluated under ASC 310 and determined not to need a specific reserve. Impaired loans with specific reserves have increased by $207,088 from September 2008 to December 2009. Impaired loans excluded per ASC 310 have increased from zero to $179,557. Impaired loans without a specific reserve have increased by $67,566. As you note, the general allowance as a percentage of total impaired loans has not proportionately followed the levels of impaired loans without an allowance. Management would not expect the general allowance to track total impaired loans because impaired loans are in the above described categories. However, the general allowance has increased in both dollar amount and as a percentage of loans, directionally consistent with the trend in impaired loans excluded per ASC 310 and included in the General Reserve as well as asset quality trends.

The total dollar amount of the loans subject to the ASC 450 analysis has decreased and the absolute dollar amount of the ASC 450 reserve has increased thus causing the increase in the percentage from 57 basis points in September 2008 to 85 basis points in December 2009. The reason for the substantial increase is due to the deterioration in the portfolio as evidenced by increased charge-offs and delinquencies.

We do have a significant amount of loans measured for impairment based on collateral values; therefore, our responses to your questions follow:

•

Third party appraisals are ordered when there is evidence of potential impairment of loans to provide management with an estimated value of the cash flow that would come from the sale of the collateral. If fair value less selling costs is below carrying value of a loan and the borrower is not able to properly re-margin the loan, then a specific reserve is established to bring the net carrying value to the fair value less selling costs. A provision for loan losses runs through the income statement to provide or fund the specific reserve in the period the specific reserve is established. A charge off is recorded when a loss on a particular loan is confirmed.

•

All appraisals are reviewed by an in-house appraisal review process for consistency and reasonableness in accordance with applicable regulatory guidance. If the reviewed appraisal is not deemed to be reasonable, a new appraisal may be ordered.

•	For unimproved land, we use a discount to the “as is” value to reflect selling costs and current market conditions

•	For residential lot inventory of 5 or more units, the retail appraised value is used, after discounting for market absorption time and selling costs (also known as Discounted Bulk value).

•

For completed vertical construction less than 5 units, we use the retail value less anticipated selling costs and a “sales discount”. For 5 or more units the Discounted Bulk Value less selling costs is used.

•

It is extremely rare for the Company to partially charge-off a loan. If circumstances warrant a partial charge-off, the accounting subsequent to partial charge-off would be determined by the status of the loan before the charge-off. If a loan is non-performing and is partially charged-off, the remaining portion of the loan will continue to be classified as non-performing. However, if a loan was performing and we had subjectively placed it on non-performing status due to potential collateral impairment, and it is subsequently charged-off to the point that the concern of collateral impairment is alleviated, then the loan is placed back on accrual and reported as a restructured loan

•

As stated in our Accounting Policy, loans are placed into non-performing status after they become 90 days or more past due or prior to becoming 90 days past due when it is determined that a probable impairment, including a collateral shortfall on a collateral dependent loan, will occur.

•

Updated third party valuations are received at minimum on an annual basis for all properties where an impairment has been recognized or when it is determined that a collateral shortfall may exist on a collateral dependent loan.

•	On a quarterly basis, the Company reviews all impaired assets for which a new valuation has not been received, to determine if additional impairment exists based on market data.

•	Charge-offs occur when the loss on a loan has been confirmed.

We will revise future filings to provide the table shown above, as well as expanding our related Management Discussion and Analysis, to clarify the different categories of the allowance and the corresponding loan balances.

Notes to the Financial Statements

Note A- Summary of Significant Accounting Policies

Intangible Assets, page20

2.	Please tell us and revise future filings to expand your goodwill accounting policy to disclose your policy regarding testing for impairment between annual tests if an event occurs or circumstances change that reduce the fair value of a reporting unit below its carrying amount. In addition, tell us how you have considered the evaluation of the company’s goodwill as a critical accounting policy.

Washington Federal’s response:

Washington Federal operates as one segment/reporting unit (in accordance with ASC 350, formerly SFAS 142), to which all intangible assets are assigned. Beginning with our September 30, 2010 Annual Report on Form 10K, specifically Note A – Summary of Significant Accounting Policies, and the section related to Intangible Assets, we will revise our disclosure to state “Goodwill represents the excess of the cost of businesses acquired over the fair value of the net assets acquired. The core deposit intangibles and non-compete agreement intangible are acquired assets that lack physical substance but can be distinguished from goodwill. Goodwill is evaluated for impairment on an annual basis, however, if an event occurs or circumstances change that would more-likely-than-not reduce the fair value of the Company below its carrying amount, goodwill would be evaluated for impairment on an interim basis. Other intangible assets are amortized over their estimated lives and are subject to impairment testing when events or circumstances change. If circumstances indicate that the carrying value of the assets may not be recoverable, an impairment charge could be recorded.” Please note the italicized text which is the revised verbiage addressing the interim goodwill impairment testing. In addition, given the Company’s significant excess of market capitalization over book value, management determined that the evaluation of goodwill was not a critical accounting policy.

Form 10-Q for the Quarterly Period Ended December 31, 2009

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

3.	We note your disclosure on page 19 that the level of non-accrual restructured loans has increased from $19,660 at September 30, 2009 to $30,053 at December 31, 2009. Please tell us the composition of these non-accrual restructured loans by loan type. Tell us and disclose in future filings how modifications impact the timing of the recording of the allowance for loan losses. For example, discuss whether the largest effect of the loan modification is recorded during the period of the modification or whether the modification has largely been reserved for under your normal reserving methodology. In addition, discuss how the level of re-defaults of the loan modifications performed thus far is factored into your allowance for loan losses.

Washington Federal’s response:

The composition of non-accrual restructured loans by loan type is as follows:

	December 31, 2009	September 30, 2009
	(In thousands)
Single-family residential	$22,074	$7,002
Construction - speculative	—	4,236
Construction - custom	—	—
Land - acquisition & development	6,962	7,711
Land - consumer lot loans	1,017	711
Multi-family	—	—
Commercial real estate	—	—
Commercial & Industrial	—	—
HELOC	—	—
Consumer	—	—

	$30,053	$19,660

The largest effect of any loan modification has largely been reserved for under the Company’s general reserve methodology as most (73% as of December 31, 2009) of the loans being modified are from our single-family residential loan portfolio. The typical single-family loan modification involves modifying the loan from amortizing to interest only for a period of 6 to 12 months. In addition, we may temporarily reduce the interest rate by up to 200bps for a period up to one year. If any individual loan is significant in balance, the Company may establish a specific reserve as warranted. Given the typical modification terms described, the financial statement impact is immaterial.

A loan that defaults and is subsequently modified would impact the Company’s delinquency trend, which is part of the qualitative risk factors component of the general reserve calculation. Any modified loan that re-defaults and is charged-off would impact the historical loss factors (“HLF”) component of our general reserve calculation.

The level of charge-offs on our largest loan category, SFR mortgages, remains relatively low at 26 basis points ($17,896,000 /$6,785,723,000) at September 30, 2009.

4.	Reference is made to the table of the Allocation of the Allowance for Loan Losses appearing on page 20. The staff notes that although single-family residential loans make up approximately 72% of the total loan balance, the allocation of the allowance to this loan type is 13% and 11% as of

December 30, 2009 and September 30, 2009, respectively, down from 20% at September 30, 2008. We further note that the coverage ratio-the allowance allocated to the single-family residential portfolio as a percentage of nonaccrual single-family loans – declined from 0.45 at September 30, 2008 to 0.16 at September 30, 2009 before increasing to 0.18 at December 31, 2009. Tell us and expand future filings to disclose the reasons for the decline in this ratio in the periods presented and explain any trends or changes in credit quality in the single family residential loan portfolio that impacted the reserves allocated to this pool of loans.

Washington Federal’s response:

The SFR allowance allocation coverage ratio (i.e., the allowance allocated to the single-family residential portfolio as a percentage of non-accrual single-family loans) is relatively low in relation to the total allowance allocation coverage ratio due to the relative high quality of the SFR portfolio. The ratio is directly impacted by the quarterly general reserve assessments of the probable and estimable losses inherent in the portfolio. The assessment is largely driven by historical loss factors (“HLF”). As the majority of our loans are in the single-family residential portfolio (primarily 30 year fixed-rate mortgages), the HLF related to this portfolio indicate general reserve levels are adequate to absorb potential losses. The primary reason for the relative performance of the SFR portfolio is the underwriting standards employed by the Company, which include:

•	Low LTV ratios at origination

•	Full documentation of income requirements

•	No option ARM loans

•	No interest- only SFR loans

•	No negatively amortizing loans

•	No 40 year amortizing loans

The decline in the SFR allowance allocation coverage ratio from 45 basis points in 2008 to 18 basis points as of December 31, 2009 was due to the relatively poor performance of other loan types, specifically land acquisition and development (“Land A&D”) and speculative construction (“Spec”) loans. This poor performance in the Land A&D and Spec portfolios, as indicated by high charge offs and delinquencies, translated into a significant increase in the allowance for these categories. It should be noted that the dollar amount of the allowance related to the SFR category has increased in each of the last 3 years.

We do not believe the allocation coverage ratio to be the most meaningful ratio to investors; rather the coverage ratio (allowance/gross loans) per loan type is more meaningful because it shows the trends by each loan type. The coverage ratio for SFR loans for the periods ending September 30, 2008, September 30, 2009 and December 31, 2009 was .25%, .27% and .36%, respectively.

We will expand future filings to include a discussion on the coverage ratio (allowance/gross loans) surrounding our single-family residential loan portfolio.

Proxy Statement

Role of the Compensation Committee, page 17

5.	Please revise your disclosure in future filings to disclose the members of any peer group used by the Compensation Committee to benchmark compensation levels.

Alternatively please explain how you determined that the use of the peer groups that you discuss on page 18 does not constitute benchmarking. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Regulation S-K Compliance &Disclosure Interpretation 118.05.

Washington Federal’s response:

During 2009, the Compensation Committee did not target compensation levels to those of similarly-situated financial institutions — indentified as a broad group of banks and thrifts. Instead, it used the data as points of reference to obtain a general understanding of current compensation practices. If the Compensation Committee uses peer group data to benchmark in future years, we will modify the disclosure in future filings to identify the members of that group.

Annual Incentive Compensation, page 19

6.	You appear to be using targets to award compensation, for example, as described in the next to last sentence of the first paragraph. In future filings please provide the actual targets and the company’s performance and explain how those targets resulted in the incentive compensation awarded to the named executive officers. This information should be provided whether the targets were met or not. If you did not disclose the performance targets because you believed that disclosure of the historical targets would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of regulation S-K, please provide a detailed supplemental analysis supporting your conclusion, or confirm that you will disclose the targets in future filings. If you choose to provide a competitive harm analysis, your analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

Washington Federal’s response:

To the extent applicable, we will disclose target levels, if any, and their relationship to the incentive compensation paid. Depending on the particular targets, the disclosure would read as follows:

During 2009, the Compensation Committee established performance targets based on net income of $30 million for the 6 months ended September 30, 2009/ and $60 million for the 6 months ended March 31, 2009. Because the Company did not reach these goals, no payouts were made under the annual incentive plan.

7.	In your next filing containing a Compensation Discussion and Analysis section, please expand your discussion to identity the specific reasons for any exercise of discretion by the Compensation Committee. For example, please explain how the Committee determined to award the performance bonus to Mr. Whitehead and how it selected the amount of the award. Similarly, please discuss how the committee determined the award amounts for the equity compensation paid to the named executives.

Washington Federal’s response:

To the extent applicable in future years, we will modify the disclosure in our Compensation Discussion and Analysis more clearly to discuss the reasons for the Compensation Committee’s use of discretion in awarding a bonus. With respect to Mr. Whitehead, the Compensation Committee decided to award a discretionary cash bonus in recognition of his leadership in successfully completing the First Mutual acquisition. The Compensation Committee subjectively determined the amount of the bonus taking into account the difficult economic environment in which banks and savings and loan institutions were operating at the time.

The Compensation Committee does not base equity awards on any formula or specific target. Instead, the Compensation Committee awarded shares of restricted stock taking into account its subjective assessment of the individual performance of each executive officer and the anticipated contribution of the executive officer to the attainment of our strategic goals. Based on its familiarity with general market data, the Compensation Committee also took into account its concern that base compensation levels are below those of competing financial institutions of similar size.

Potential Payments Upon Termination of Change in Control, page 27

8.	In future filings, revise this section to discuss all payments that could be made to executive officers upon the termination of their employment. Discuss any changes in the value of the payments due to the fact that a named executive’s employment was terminated as a result of voluntary or involuntary separation. Similarly, please disclose any differences in payments if the named executive were terminated for cause or not for cause. Please refer to Item 402(j) of Regulation S-K.

Washington Federal’s response:

We respectfully believe that we already have included the requested information in the section of the proxy statement entitled “Employment and Change in Control Agreements.”

Related Person Transactions, page 30

9.	We note the disclosure that banking transactions with related persons were made on substantially the same terms as those prevailing at the time for comparable transactions with “non-affiliated persons.” Please confirm, and revise future filings to disclose, if true, that any loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Refer to Instruction 4.c. to Item 404(a) of Regulation S-K.

Washington Federal’s response:

We will modify future disclosures to clarify that loans to related persons were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender.

Please let me know if you have additional comments after reviewing our responses.

As requested, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Brent J. Beardall

EVP/CFO

Washington Federal

206-777-8331 (Phone)

206-777-8341 (Fax)